[OMM LETTERHEAD]

October 7, 2010

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Attention:	Pamela A. Long
Assistant Director

	Re:	Apollo Global Management, LLC
Amendment No. 5 to Registration Statement on Form S-1
File Number 333-150141

Dear Ms. Long:

Set forth below are the responses of Apollo Global Management, LLC, a Delaware limited liability company (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-1 (as amended on August 12, 2008, November 23, 2009, February 1, 2010 and March 22, 2010, the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 5 to the Registration Statement (“Amendment No. 5”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to Amendment No. 4 to the Registration Statement filed on March 22, 2010. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 5 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5.

Initial Public Offering Prospectus

General

1.	Please clarify, if true, that the selling shareholders in the IPO prospectus are selling their shares through the underwritten public offering. We note that the disclosure in the Selling Shareholders section suggests that they will not sell through the underwritten offering, as you state that you cannot advise whether they will in fact sell any or all of their shares. However, the Underwriting section indicates that at least the over-allotment will be covered by selling shareholders.

In response to the Staff’s comment, the Company respectfully advises the Staff that the selling shareholders in the IPO prospectus will be selling their shares through the underwritten public offering. The Company has revised its disclosure on page 299.

Securities and Exchange Commission

Division of Corporate Finance

October 7, 2010

2.	Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide all information required except that allowed to be excluded by Rule 430A in a subsequent pre-effective amendment to the Registration Statement. The Company acknowledges that the Staff will need adequate time to review this information and that the Staff may have additional comments.

3.	Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will, prior to the effectiveness of the Registration Statement, either arrange to have a representative of FINRA call the Staff to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements or send the Staff a copy of the confirmation letter the Company receives from FINRA.

4.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legal opinion, tax opinion and underwriting agreement. We must review these documents before the registration statement is declared effective and we may have additional comments.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has filed additional exhibits to the Registration Statement with Amendment No. 5. The Company will furnish drafts of the legal opinion and tax opinion to the Staff under separate cover. The Company respectfully advises the Staff that it will file or submit the remainder of its exhibits as soon as practicable. The Company acknowledges that the Staff will need to review these materials before accelerating effectiveness and that the Staff may have additional comments.

5.	To the extent that our comments below under the “Resale Prospectus” impact disclosures in the IPO prospectus, please amend the IPO prospectus in response to those comments as well.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has made corresponding amendments to the IPO prospectus in response to the Staff’s comments on the Resale Prospectus.

The Private Offering Transactions and the Strategic Investors Transaction, page 11

6.

To the extent that any of the shares issued in the transactions described in this section are being offered for resale in the IPO, please clarify this. We note that the resale of shares issued in the Rule 144A Offering and the Private Placement appear to be covered by the

Securities and Exchange Commission

Division of Corporate Finance

October 7, 2010

resale prospectus, and have been excluded from the IPO prospectus. If the shares registered for resale in this offering were not issued in any of the transactions described here, please ensure that you discuss, in an appropriate section of the summary; the resale portion of the IPO, including the transaction(s) in which the shares to be offered were acquired by the selling stockholders.

In response to the Staff’s comments, the Company respectfully advises the Staff that the shares offered for resale by the selling shareholders in the IPO were issued in the Rule 144A Offering. Accordingly, the Company has revised its disclosure on page 14.

Our Class A share price may decline due to the large number of shares eligible for future sale. . ., page 58

7.	Please briefly discuss the shares sold in the Private Offering Transactions that you are offering for resale in the resale prospectus in this risk factor.

In response to the Staff’s comment, the Company has revised its disclosure on page 74.

Underwriting, page 272

8.	Please briefly disclose the nature of the exceptions to the lock-up obligations and file the form of lock up agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 361 and has filed the form of lock-up agreement as an exhibit to the Registration Statement as part of Amendment No. 5.

Undertakings

9.	Please furnish the undertakings required by Item 512(f) and (i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure in Part II to the Registration Statement.

Resale Prospectus

General

10.	Please note that we will assess the reasonableness of the deemed fair value of your equity-based compensation granted during 2009 once your IPO range is disclosed in your Form S-1/A. To the extent applicable, you may need to reconcile the fair values you used for your equity transactions to the fair value indicated by the anticipated IPO price.

The Company respectfully advises the Staff that the Company relies on a discounted cash flow model (“DCF”) to provide an estimated value of the Company on a controlling marketable basis, and corroborates the results with indications from market comparables. This estimated value serves as the basis for estimating the weighted average fair value of the RSUs for each grant date on a minority illiquid basis prior to any adjustments for security specific restrictions.

Securities and Exchange Commission

Division of Corporate Finance

October 7, 2010

The assumptions in the DCF model primarily relied upon in the determination of the Company’s estimated value on a controlling marketable basis include the discount rate, value and timing of portfolio company exits within the private equity segment, and projected Assets Under Management (“AUM”) for the capital markets business, as well as forecasted management fees for these funds. These factors are incorporated within the Company’s five year DCF model and play a material role in the Company’s expected operating cash flow over this time period. The estimated discount factors range between 16.2 percent and 21.1 percent, depending on the valuation date. Because the Company’s Class A shares are not publicly traded, it relied upon the results of the DCF analysis for determining an estimated value of the Company, and consequently the Company’s RSUs, as of each grant date.

The Company uses its estimated value, determined through the DCF analysis described above and then further adjusted to indicate a value of the Company on a minority illiquid basis, with a market approach analysis to ensure that the results are corroborated by pricing indications provided by the Company’s peers. This includes an analysis of multiples of enterprise value to both management fees and AUM for the Company’s peers and a comparison to those multiples implied by the estimated enterprise value of the Company.

The concluded fair value ranges for the RSUs granted in 2009 on a minority illiquid basis and prior to any adjustment for security specific restrictions are as follows:

March 13	$2.45-3.28
June 30	$7.91-9.26
September 30	$8.21-9.57
December 31	$8.77-9.10

The above ranges, which were provided by an independent third party valuation specialist, illustrate an increase in the estimated fair value of the Company’s equity over the course of 2009. This is due to several factors, including the continued expansion of the Company’s core business segments, and a broad recovery in the global financial markets that produced both lower discount rates and higher financial asset values.

As a supplement to this information, the Company respectfully advises the Staff that the Company is currently unsure as to the number of shares or the expected offering price in the IPO, and both would be required for any comparison with the fair value of the RSUs. It is important to note in any comparison that the value of the IPO shares, as freely traded on an exchange, would potentially benefit from additional liquidity that is absent in the estimated value of the RSUs prior to any security specific restrictions. Additionally, the Company respectfully advises the Staff that, as disclosed in the Registration Statement, the Company relies on the methodologies described above to estimate the fair value of the IPO shares to be offered.

Securities and Exchange Commission

Division of Corporate Finance

October 7, 2010

Summary Historical and Other Data

(f) Economic Net Income, page 34

11.	Please clarify for investors what adjustment (iii) related to your non-controlling interest in consolidated entities represents and why such amounts do not agree to your consolidated and combined financial statements.

In response to the Staff’s comment, the Company has revised its disclosures on page 36. The Company respectfully advises the Staff that the composition of Non-Controlling Interests in consolidated entities is discussed in further detail on pages 132, 137, 141 and 147.

12.	Please tell us how you determined that your placement fees, public offering costs, real estate investment trust offering costs and non-recurring professional fees are non-recurring or infrequent in nature. Please note that it is not appropriate to state that a charge is nonrecurring, infrequent and unusual if the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. To the extent that your adjustments do not meet the criteria for being “nonrecurring,” please revise your disclosures to change how you characterize these items. For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised its disclosure on page 35.

Management Discussion and Analysis of Financial Condition and Results of Operations

Overview of Results of Operations

Carried Interest Income from Affiliates, page 121

13.	You disclose that carried interest income from your private equity funds and certain capital market funds is subject to contingent repayment by the general partner in the event of future losses to the extent that the cumulative carried interest distributed from inception to date exceeds the amount computed as due to the general partner at the final distribution. Please expand your disclosures herein to quantify, or cross reference to your disclosures that quantify, the amount of the contingent repayment as of December 31, 2009.

In response to the Staff’s comment, the Company has revised its disclosure on page 123.

Securities and Exchange Commission

Division of Corporate Finance

October 7, 2010

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

14.	We note your discussion of advisory and transaction fees from affiliates, including directors’ fees and reimbursed broken deal costs and appreciate your identification of the portfolio company transactions which significantly impacted your advisory and transaction fees for each period presented. Please further expand this disclosure to quantify the number of transactions completed and total combined value of transactions completed for each period presented. Please ensure you provide this disclosure for both your consolidated and segment results analysis.

In response to the Staff’s comment, the Company has revised its disclosure on pages 150, 154, 158, 162, 167, 171, 175 and 179. The Company respectfully advises the Staff that total transaction values are provided for its buyout transactions on page 223. Additionally, the Company respectfully advises the Staff that the additional disclosures provided are included in the segment results analysis only as the Company believes the information would be duplicative in the consolidated results analysis.

15.	On page 126, you indicate that carried interest income (loss) from affiliates changed by $1,300.5 million for the year ended December 31, 2009 as compared to 2008 which was primarily attributable to an increase of $1,594.3 million in net unrealized gains resulting from changes in the fair value of portfolio investments held by certain of your private equity and capital markets funds during the year ended December 31, 2009 as compared to 2008. In light of your revenue recognition policy which indicates that carried interest normally amounts to approximately 20% of the total returns on funds’ capital, it is unclear how an increase in net unrealized gains of $1,593.3 million resulted in a $1,300.5 million change in carried interest. Please revise your disclosures to clarify.

In response to the Staff’s comment, the Company has revised its disclosure on pages 129, 130, 134, 138 and 139.

16.	On page 127, you indicate that placement fees decreased $39.0 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008. You disclose that this change was primarily attributable to decreased fundraising resulting in lower placement fees incurred for your private equity and capital markets funds of $25.6 million and $13.4 million, respectively, during the year ended December 31, 2009 as compared to 2008. You quantify the amount of the decrease between your private equity and capital markets funds, however, you do not provide any additional insight into the reasons why there was decreased fundraising in these two segments. Please revise your disclosure to provide a more robust discussion of the reasons why there was decreased fundraising in your private equity and capital markets funds.

In response to the Staff’s comment, the Company has revised its disclosure on page 140.

Other Income (Loss), page 127

17.	Please expand your discussion of income (loss) from equity method investments to discuss the underlying reasons for the increase of $140.5 million from fiscal 2008 to fiscal 2009. Your disclosure that the increase was driven by changes in the fair values of certain of your private equity and capital markets funds does not provide any insight into the underlying reasons for the significant increase in income (loss) from equity method investments.

In response to the Staff’s comment, the Company has revised its disclosure on pages 131, 132, 136, 140 and 141.

Securities and Exchange Commission

Division of Corporate Finance

October 7, 2010

Income Tax (Provision) Benefit, page 128

18.	Please provide a more robust discussion of the reasons for the fluctuation in the income tax (provision) benefit from fiscal 2008 compared to fiscal 2009. Please discuss the factors that resulted in such a significant change on an effective tax basis.

In response to the Staff’s comment, the Company has revised its disclosure on pages 132, 136 and 141.

Summary Combined Segments, page 136

19.	We note that in addition to providing the financial results of your three reportable business segments, you further evaluate your segments on what you refer to as your management and advisor (incentive) activities. We note that in addition to disclosing these management and advisor (incentive) activities as they relate to each of your three reportable segments, you also aggregate the management and advisory (incentive) activities of each of your three reportable segments. Please clarify if and how you evaluate the aggregate management and advisor (incentive) businesses. To the extent you deem necessary, discuss these results of these businesses. Furthermore, in order to avoid giving these disclosures more prominence than your segments results as presented for US GAAP purposes, please include your presentation of the aggregate management and advisor (incentive) business after your discussion of your three reportable business segments’ results of operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 184 to 187.

20.	Please revise your introductory disclosures under the summary combined segments information as well as your introductory disclosures to each of your three reportable business segments tabular presentation of ENI to remind readers how ENI is calculated and to highlight which items in the tabular presentation are not based on GAAP amounts. For example, the compensation and benefits line item should be clearly labeled to clarify that it does not include equity based compensation and those line items that exclude AAA results should be clearly denoted.

In response to the Staff’s comment, the Company has revised its disclosure on pages 14, 149, 153, 157, 161, 166, 170, 174, 179, 182, 183, 184 and 185.

Summary, page 137

21.	Please reconcile your ENI to net income for all periods presented in the table or include a footnote that references where the reconciliation can be found. Also, provide a summary of ENI as calculated for your reportable segments’ ENI with a reconciliation to net income for all periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 187.

Securities and Exchange Commission

Division of Corporate Finance

October 7, 2010

Liquidity and Capital Resources Future Cash Flows, page 159

22.	On page 160, you disclose that you agreed to grant 6.7 million RSUs to your employees in the first quarter of 2010. Please disclose the grant date fair value and the related compensation expense that will be recorded as a result of this transaction.

In response to the Staff’s comment, the Company has revised its disclosure on page 194.

Critical Accounting Policies, page 163

23.	You disclose that your MD&A is based upon the consolidated and combined financial statements, which have been prepared in accordance with U.S. GAAP. Please revise your disclosure to indicate that your segment discussion is based on your calculation of ENI, which excludes items that are included in your U.S. GAAP results of operations.

In response to the Staff’s comment, the Company has revised its disclosure on page 197.

Financial Statements

Statements of Changes in Shareholders’ Equity and Partners’ Capital, page F-5

24.	Please revise your statements of changes in shareholders’ equity and partners’ capital to include the totals related to Apollo Global Management, LLC shareholders’ deficit. Refer to paragraph c of ASC 810-10-50-1A.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-4, F-63 and F-64.

25.	Please revise your statements of changes in shareholders’ equity and partners’ capital to disclose the tax effects of all comprehensive income items allocated to the parent and non-controlling interest parenthetically on the face of the financial statement or in a note to the financial statement. Refer to ASC 220-10-55-14.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-4, F-63 and F-64.

4. Investments

Other Investments, page F-28

26.	Please address the need to provide the financial statements required pursuant to Rule 3-09 of Regulation S-X for any of your significant equity method investees. At a minimum, please provide us your significance tests for Apollo Investment Fund VII, L.P., Apollo Credit Liquidity Fund, L.P. and Apollo Credit Opportunity Funds I, L.P.

Securities and Exchange Commission

Division of Corporate Finance

October 7, 2010

In response to the Staff’s comment, the Company respectfully advises the Staff that it considered Rule 3-09 of Regulation S-X and determined that it was not required to provide financial statements for any of its equity method investees identified on pages F-19 and F-87. The Company considered the various components of its financial statements in its evaluation and concluded not to include its contractual arrangements for fees such as management fees and carried interest. The Company respectfully advises the Staff that the significance tests for all of the Company’s equity method investees will be provided to the Staff under separate cover.

10. Debt, page F-40

27.	We note your disclosure on page F-41 through F-42 indicates that you are subject to certain negative and affirmative covenants including but not limited to an excess cash flow covenant and an asset sales covenant. In future filings, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections 1.D and IV.0 of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

In response to the Staff’s comment, the Company respectfully advises the Staff that it is currently in compliance with the material covenants under its credit agreement. The Company respectfully advises the Staff that in the event it becomes reasonably likely that the Company may not comply with any material covenant, the Company will present the actual ratios for its most significant and restrictive covenants as of each reporting date in future filings. In addition, the Company respectfully advises the Staff that it has revised its disclosure on pages F-31 and F-100.

14. Commitments and Contingencies Litigation and Contingencies, page F-56

28.	On or about March 21, 2009, an entity known as LLDVF, L.P. commenced an action in the United States District Court for the District of New Jersey against Apollo Management V, L.P., two Apollo partners, certain Apollo investment entities related to the Linen’s transaction, certain current and former officers and directors of Linens and certain other investors in Linens. However, on page F-56, you indicate that in any event, the Apollo-related defendants deny the material allegations of the complaint and will contest this case vigorously. It is unclear from this disclosure whether it is reasonably possible that losses may result, regardless of your views on the merit of the case. Please revise your disclosure to include the following:

•	The amount of any accrual, if necessary for an understanding of the contingency;

Securities and Exchange Commission

Division of Corporate Finance

October 7, 2010

•	The range of reasonably possible loss, or:

•	State that such a loss cannot be estimated.

If you believe that there is a remote likelihood of incurring any losses related to this matter, please explain in your response.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-44 and F-115.

If you have any questions regarding this Amendment No. 5 or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission
Ernest Green
Jeanne Baker
Craig Slivka

Apollo Global Management, LLC
John J. Suydam